Skadden, Arps, Slate, Meagher & Flom llp
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March 20, 2012

Via EDGAR

Max A. Webb
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Alexander & Baldwin Holdings, Inc.
Registration Statement on Form S-4 and
Documents Incorporated by Reference
Filed on February 15, 2012
File No. 333-179524

Dear Mr. Webb:
On behalf of Alexander & Baldwin Holdings, Inc. (the "Company" or "Holdings"), set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in the Staff's letter dated March 13, 2012 (the "Comment Letter") relating to the registration statement on Form S-4 filed by the Company on February 15, 2012 (File No. 333-179524) (the "Registration Statement").  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italics below.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Max A. Webb
March 20, 2012

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein. We have supplementally provided a blackline of the Registration Statement marked against the February 15, 2012 filing to facilitate the Staff's review.  References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 1 to the Registration Statement.
Form S-4
General

1.
We note that Alexander & Baldwin, Inc. filed a preliminary proxy statement on February 15, 2012.  To the extent comments in this letter apply to the preliminary proxy statement, please revise the preliminary proxy statement accordingly.  Please also confirm that Alexander & Baldwin, Inc. will not file a definitive proxy statement until such time as the Form S-4 registration statement has been declared effective.

Response:  Alexander & Baldwin, Inc. will revise its proxy statement, as appropriate, to reflect changes to the Registration Statement made in response to the Staff's comments or otherwise.  In addition, we confirm that Alexander & Baldwin, Inc. will not file a definitive proxy statement until such time as the Registration Statement has been declared effective.

2.
We note that one of the primary purposes of the reorganization is to help facilitate the previously announced plan to pursue the separation into two independent, publicly traded companies.  In that regard, please include a Question and Answer section about the separation.  For example, please include questions and answers to address the purpose of the separation, how and when the separation will be accomplished, who will manage the separate public companies and how you intend to capitalize the two companies.

Response:  In response to the Staff's comment, the Company has added a Question and Answer section about the Separation (see pages 9 – 10).

Cover Page

3.	Please include the amount of securities being offered on the cover page.

Response:  In response to the Staff's comment, the Company has added disclosure to the cover page of the proxy statement/prospectus.

Additional Information

Max A. Webb
March 20, 2012

4.	Please highlight the information in the third paragraph of this section by print type or otherwise. Refer to Item 2 of Form S-4.

Response:  In response to the Staff's comment, the third paragraph of this section has been changed to bold-faced type.

Questions and Answers About the Holding Company Merger Proposal, page 5

Why are you creating a holding company structure for A&B? page 5

5.
Please explain how creating a holding company will allow you to segregate the assets of your different businesses in an efficient manner prior to the separation. In particular, please explain why this structure is more efficient than a stand-alone spin-off.

Response:  In response to the Staff's comment, the Company has added disclosure on page 5 (with corresponding changes to add similar disclosure on pages 15 and 24) explaining why the holding company structure is more efficient than a stand-alone spin-off.

Summary of the Holding Company Merger Proposal, page 12

6.
Please revise the summary to provide a brief statement comparing the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates and the vote required for approval of the proposed transaction. Refer to Item 3(h) of Form S-4.

Response:  In response to the Staff's comment, the Company has added disclosure on pages 16 and 31.

7.
Please revise the summary to provide a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction, and if so, the status of such compliance or approval. Refer to Item 3(i) of Form S-4.

Response:  In response to the Staff's comment, the Company has added disclosure on pages 16 and 31.

Risk Factors, page 16

Our business could be adversely affected if the Merger Agreement is not adopted, page 16

Max A. Webb
March 20, 2012

8.	Please tell us the basis for your belief that you currently are a U.S. citizen. To the extent known, please include the percentage of your common stock owned by non-U.S. citizens.

Response:  We supplementally advise the Staff that, on an annual basis, A&B reviews available information concerning its shareholders in order to make a good faith estimate of its non-U.S. ownership.  Based on A&B's most recent estimate, it believes that approximately 4.4% of the A&B shares outstanding are owned by non-U.S. persons.

The Maritime Restrictions provide for the automatic transfer of excess shares, page 17

9.
We note that the last two sentences of this risk factor appear to describe a risk that is different from the title of and the discussion set forth in the rest of the risk factor. Please revise to include these two sentences in a separate risk factor.

Response:  In response to the Staff's comment, the Company has included these two sentences in a separate risk factor (see page 21).

The Holding Company Merger Proposal, page 21

10.
We note your disclosure in the last sentence of the first paragraph of this section that approval of the holding company merger proposal by shareholders will constitute their approval of the Merger Agreement, the Merger, Holdings’ Amended and Restated Articles of Incorporation and Holdings’ Amended and Restated Bylaws. Please advise as to why you have bundled the approval of the merger and the merger agreement with the amendments to Holdings’ organizational documents or revise to unbundle these approvals. Please provide a similar analysis or revise to unbundle the approval of the merger and corresponding merger agreement with the approval of the outstanding awards under the A&B Plans as discussed in the first full paragraph on page 24. Refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)) for further guidance.

Response:  The Company has considered Rule 14a-4(a)(3) and the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (the "2004 Interim Supplement") and believes that unbundling is not required for the reasons described below.

As described on pages 32 to 37, the material changes in Holdings' Organization Documents when compared to A&B's Organizational

Max A. Webb
March 20, 2012

Documents fall into one of two categories: (i) corporate governance-related changes set forth in Holdings' Bylaws and (ii) the Maritime Restrictions in Holdings' Charter.  The corporate governance-related changes to the bylaws could have been adopted by the board of directors under the Company's current organizational documents without shareholder approval.  Accordingly, as described in the 2004 Interim Supplement, unbundling those changes is not required.

Subjecting the shares of Holdings common stock to the Maritime Restrictions is one of the two reasons that the Company is proposing the Merger. The Registration Statement contains extensive disclosure of this reason for the Merger, as well as the workings and import of the Maritime Restrictions.  This is very different than the types of situations that Rule 14a-4(a)(3) and the 2004 Interim Supplement were intended to address – namely, where a corporate governance change that would require a shareholder vote and is not an integral part of a merger transaction is bundled with the transaction.  Accordingly, the Company believes that, under the existing circumstances, unbundling the Maritime Restrictions from the Merger is not required.

Similarly, the conversion of outstanding and future awards under the A&B Plans is part and parcel of the Merger vote.  In the same way that the Merger results in the conversion of A&B common stock into Holdings Common Stock, the reference on page 27 reflects the parallel treatment for outstanding awards, as well as future awards to be made under those plans.  Moreover, as the A&B Plans were previously approved by shareholders, unbundling this conversion would be tantamount to an unnecessary re-approval of the plans.  Accordingly, the Company believes that unbundling the conversion of awards under the A&B Plans is not required.

Comparative Rights of Holders of Holdings Common Stock and A&B Common Stock, page 28

Jones Act-Related Provisions, page 29

11.
We note your disclosure in the paragraph labeled General on page 30 that Holdings’ Board of Directors will have discretion to impose ownership restrictions and other provisions if Holdings is subject to any other U.S. federal law that restricts ownership of Holdings common stock by non-U.S. citizens “as long as such restrictions and other provisions are no more restrictive than the Maritime Restrictions.” Please tell us if you are aware of any such federal laws that might trigger this provision. Please also explain how the board will ensure that any such restrictions are not more restrictive than the Maritime Restrictions.

Max A. Webb
March 20, 2012

Response:  The Company is not aware of any such federal laws that might trigger this provision.  As such, the Company has deleted the referenced disclosure (see page 34) and made a conforming deletion to Annex II – Form of Amended and Restated Articles of Incorporation of Alexander & Baldwin Holdings, Inc. (see page Annex II-3).

12.
If known, please revise to disclose who the charitable beneficiaries are that will benefit from the Excess Shares transferred to the trust. Please also advise how the trustee will select a U.S. citizen to sell any shares held in the trust.

Response:  As noted above, A&B believes that its non-U.S. ownership is approximately 4.4%, which is well below the 22% limitation in Holdings' Amended and Restated Articles of Incorporation.  As an occurrence triggering these provisions does not appear likely in the near-term, the Company has not determined the identity of the charitable beneficiaries or how the trustee will select a U.S. citizen to sell any shares held in the trust.

13.
Please revise this first paragraph of section 4 to disclose when the trust transfer provisions would be ineffective to prevent Holdings common stock held by non-U.S. citizens from exceeding the maximum permitted percentage.

Response:  In response to the Staff's comment, the Company has added disclosure on page 36.

Descriptions of Holdings Capital Stock, page 34

14.
Please delete the qualification by reference to Hawaii law in the last sentence of the first paragraph of this section or file the applicable provisions of Hawaii law as an exhibit to the registration statement.

Response:  In response to the Staff's comment, the Company has deleted the reference to Hawaii law (see page 38).

General, page 34

15.
Please delete the legal conclusion in the last sentence of the first paragraph of this section that “[a]ll of the shares issued and outstanding upon completion of the Merger will be fully paid and nonassessable” or attribute the statement to counsel.

Response:  In response to the Staff's comment, the Company has deleted the reference (see page 38).

Max A. Webb
March 20, 2012

Security Ownership of Certain Shareholders, page 52

16.	To the extent known, please identify the natural persons with voting and investment power over the shares covered in the beneficial ownership table.

Response:  In response to the Staff's comment, the Company has added disclosure on page 56.

Executive Compensation, page 55

Pay Elements; Annual Incentives, page 61

17.
We note your disclosure in the last full paragraph on page 61 that if a threshold goal is not achieved, there is no payout for that component. According to the table on page 64, Mr. Buelsing did not achieve any threshold goals but was still given an award for 2011. Please revise your disclosure to explain why Mr. Buelsing received an award in spite of this fact.

Response:  In response to the Staff's comment, the Company has added disclosure on pages 67 and 69.

The Role of the Compensation Consultant, page 69

18.
We note your disclosure that the individuals from Towers Watson that provide consulting services to the Compensation Committee are not personally involved in the other services Towers Watson may provide to the company. In light of this disclosure, please advise as to what consideration was given to disclosing compensation consultant fees pursuant to Item 407(e)(3)(iii) of Regulation S-K.

Response:  The fees paid to Towers Watson or its affiliates for additional services were less than $120,000.  Therefore, no additional disclosure is required under Item 407(e)(3)(iii)(A) of Regulation S-K.

Signatures, page II-4

19.	Please revise the second paragraph on the signature page so that it tracks the language set forth in the Signatures section of Form S-4.

Response:  In response to the Staff's comment, the Company has revised the second paragraph on the signature page.

Max A. Webb
March 20, 2012

Alexander & Baldwin, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011

General

20.	Please include page numbers in your future filings.

Response:  In the response to the Staff's comment, the Company will include page numbers in future filings.

Signatures

21.
In future filings, please revise the second half of the signature page to indicate that each person is signing on behalf of the registrant and in the capacities indicated as opposed to each person signing on behalf of the registrant in the capacities indicated.

Response:  In response to the Staff's comment, the Company will revise the second half of the signature page in future filings.

Part III

Item 13.  Certain Relationships and Related Transactions, and Director Independence

22.
While we note the cross reference to the section “Election of Directors” to provide the information regarding Director Independence as required by Item 407(a) of Regulation S-K, it appears that this information is instead provided in the section “Certain Information Concerning the Board of Directors.” Please advise or revise your future filings accordingly.

Response:  In response to the Staff's comment, the Company will revise future filings accordingly.

*          *          *

If you have any questions with respect to the foregoing, please contact me at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber